Amendment No. 2 to Schedule 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

THORNBURG MORTGAGE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

885218107

(CUSIP Number)

Robert H. Weiss

General Counsel

MatlinPatterson Global Advisers LLC

520 Madison Avenue, 35th Floor

New York, New York 10022

Telephone:  (212) 230-9487

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13D-1(f) or 240.13D-1(g), check the following box. [   ]

Amendment No. 2 to Schedule 13D

CUSIP NO. 885218107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. MP TMA LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] (See Introduction on Schedule 13D)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 53,658,814
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 53,658,814
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 53,658,814
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8% (See Item 5)
14.	TYPE OF REPORTING PERSON OO

Amendment No. 2 to Schedule 13D

CUSIP NO. 885218107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. MP TMA (CAYMAN) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] (See Introduction on Schedule 13D)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7.	SOLE VOTING POWER 15,983,021
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15,983,021
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,983,021
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (See Item 5)
14.	TYPE OF REPORTING PERSON OO

Amendment No. 2 to Schedule 13D

CUSIP NO. 885218107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. MatlinPatterson Global Opportunities Partners III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] (See Introduction on Schedule 13D)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 53,658,814
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 53,658,814
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 53,658,814
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

Amendment No. 2 to Schedule 13D

CUSIP NO. 885218107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. MatlinPatterson Global Opportunities Partners (Cayman) III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] (See Introduction on Schedule 13D)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,983,021
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,983,021
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,983,021
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

Amendment No. 2 to Schedule 13D

CUSIP NO. 885218107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. MatlinPatterson Global Partners III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] (See Introduction on Schedule 13D)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 69,641,835
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 69,641,835
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 69,641,835
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (See Item 5)
14.	TYPE OF REPORTING PERSON HC

Amendment No. 2 to Schedule 13D

CUSIP NO. 885218107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. MatlinPatterson Global Advisers LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] (See Introduction on Schedule 13D)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 69,641,835
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 69,641,835
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 69,641,835
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IA

Amendment No. 2 to Schedule 13D

CUSIP NO. 885218107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. MatlinPatterson Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] (See Introduction on Schedule 13D)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 69,641,835
	9.	SOLE DISPOSITIVE POWER 53,658,814
	10.	SHARED DISPOSITIVE POWER 69,641,835
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 69,641,835
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (See Item 5)
14.	TYPE OF REPORTING PERSON HC

Amendment No. 2 to Schedule 13D

CUSIP NO. 885218107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. MatlinPatterson LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] (See Introduction on Schedule 13D)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 69,641,835
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 69,641,835
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 69,641,835
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (See Item 5)
14.	TYPE OF REPORTING PERSON HC

Amendment No. 2 to Schedule 13D

CUSIP NO. 885218107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. David J. Matlin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 69,641,835
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 69,641,835
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 69,641,835
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

Amendment No. 2 to Schedule 13D

CUSIP NO. 885218107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. Mark R. Patterson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 69,641,835
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 69,641,835
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 69,641,835
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D supplements and amends the Statement on Schedule 13D of (i) MP TMA LLC (“MP TMA”), (ii) MP TMA (Cayman) LLC (“MP TMA (Cayman)”), (iii) MatlinPatterson Global Opportunities Partners III L.P. (“Matlin Partners (Delaware)”), (iv) MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (“Matlin Partners (Cayman)”, (v) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), (vi) MatlinPatterson Global Partners III LLC (“Matlin Global Partners”), (vii) MatlinPatterson Asset Management LLC (“Matlin Asset Management”), (viii) MatlinPatterson LLC (“MatlinPatterson”), (ix) David J. Matlin and Mark R. Patterson originally filed on April 9, 2008, as amended by Amendment No. 1 filed on April 18, 2008 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Thornburg Mortgage, Inc. (the “Issuer”).  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

In the Warrant Agreement the Issuer agreed (i) to cause the Issuer’s Board of Directors to consist of 10 directors on March 31, 2008 subject to future increase or decrease in accordance with the Issuer’s By-Laws and the Warrant Agreement, (ii) that for so long as MP TMA and MP TMA (Cayman) and affiliates beneficially own unexercised Warrants or shares of Common Stock representing (a) at least 5% but less than 10% of the shares of Common Stock outstanding on a fully-diluted basis, they may designate one director, (b) at least 10% but less than 15% of the shares of Common Stock outstanding on a fully-diluted basis, they may designate two directors, and (c) at least 15% of the shares of Common Stock outstanding on a fully-diluted basis, they may designate three directors and (iii) the Issuer shall appoint to its Board of Directors at least two directors designated by warrantholders other than Matlin subscribers.  Designated directors may be removed at the request of the designating warrantholder or for cause, and the designating warrant holder may appoint his or her replacement.

On April 22, 2008, the Reporting Persons exercised their director designation rights by designating David J. Matlin and Mark R. Patterson to the Issuer’s Board of Directors, and each were appointed to the Board as of April 22, 2008.  As described in the preceding paragraph, the Reporting Persons retain the right to designate a third director to the Issuer’s Board of Directors.

Amendment No. 2 to Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 24, 2008

Signatures:	MP TMA LLC By: /s/ Robert A. Weiss Name: Robert A. Weiss Title:
MP TMA (CAYMAN) LLC By: /s/ Robert A. Weiss Name: Robert A. Weiss Title:

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS III L.P.

By:  MATLINPATTERSON GLOBAL ADVISERS LLC, its Investment Adviser

By:

/s/ Lawrence M. Teitelbaum

Name:  Lawrence M. Teitelbaum
Title:  Chief Financial Officer

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (CAYMAN) III L.P.

By:  MATLINPATTERSON GLOBAL ADVISERS LLC, its Investment Adviser

By:

/s/ Lawrence M. Teitelbaum

Name:  Lawrence M. Teitelbaum
Title:  Chief Financial Officer

MATLINPATTERSON GLOBAL PARTNERS III LLC By: /s/ Lawrence M. Teitelbaum Name: Lawrence M. Teitelbaum Title: Chief Financial Officer

Amendment No. 2 to Schedule 13D

MATLINPATTERSON GLOBAL ADVISERS LLC By: /s/ Lawrence M. Teitelbaum Name: Lawrence M. Teitelbaum Title: Chief Financial Officer
MATLINPATTERSON ASSET MANAGEMENT LLC By: MATLINPATTERSON LLC, its Manager By: /s/ David J. Matlin Name: David J. Matlin Title: Member
MATLINPATTERSON LLC By: /s/ David J. Matlin Name: David J. Matlin Title: Member
DAVID J. MATLIN By: /s/ David J. Matlin Name: David J. Matlin
MARK R. PATTERSON By: /s/ Mark R. Patterson Name: Mark R. Patterson